Exhibit 99.1

Semantix Announces First Half 2022 Financial Results

August 31, 2022

•	Semantix added net new customers in the twelve-month period ended on June 30, 2022.

•	Semantix has 11 customers contributing more than US$1 million in revenue in the trailing 12 months as of June 30, 2022.

•	Proprietary SaaS revenue grew 25% year-over-year, with Proprietary SaaS ARR increasing 62% year-over-year in June 2022.

•

Net revenue for the first half of 2022 was R$86 million, down 10% year-over-year, reflecting the Company’s strategy to adjust product mix, favoring a shift towards proprietary SaaS products, which, in general, generates higher margins than third-party products.

•	Adjusted EBITDA loss in the first half of 2022 increased to R$36 million, due primarily to ramping investments in headcount and sales/marketing efforts.

São Paulo – Semantix, Inc. (NASDAQ: STIX), a leading Latin American end-to-end data platform provider, today announced financial results for Semantix Tecnologia em Sistema de Informação S.A. (the main operating subsidiary of Semantix, Inc.) for the six-month period ended June 30, 2022.

“We are excited to announce our first set of results as a public company following our business combination with Alpha Capital earlier this month. We have made great progress on key strategic priorities, and we believe we are well-positioned and well-capitalized to accelerate our growth and scale our differentiated AI and analytics platform internationally,” said Semantix CEO and founder Leonardo Santos.

First Half 2022 and Recent Key Business Highlights

•

Capitalization: On August 3, 2022, the business combination with Alpha Capital was completed, raising US$127 million, before transaction-related expenses, to fund future organic and inorganic growth initiatives.

•	Growth strategy execution update:

•

Acquisition: On August 31, 2022, Semantix announced the acquisition of Zetta Health Analytics (“Zetta”), a leading Brazilian health care tech and analytics provider, according to Ranking 100 Open Startups 2021. Zetta adds a new vertical to the Semantix Data Platform (“SDP”), expanding its total addressable market. According to market research produced by Grand View Research, the healthcare data analytics segment’s total addressable market globally is estimated at approximately US$35 billion in 2022.

•

Product development: (i) Released Semantix Data & AI Marketplace, with a new array of features that significantly streamline the analytical journey for users of SDP, providing an app store-like experience that puts frequently used data sets and pre-packaged, vertical specific algorithms at the fingertips of data scientists and business analysts; (ii) launched Analytics Chat, a new feature that enables users of SDP to gain analytical insights into their business’s performance via an easy-to-use chat interface; (iii) introduced a new data catalog governance feature, which allows centralized management and lineage of data through SDP, adding a new layer of security, data governance and privacy; and (iv) added real time and streaming capabilities to SDP, that can potentially cater to a US$50 billion total addressable market, according to calculations performed by Confluent in December 2020.

•

Innovation: In May 2022, Semantix partnered with MIT’s Industrial Liaison Program (ILP) where Semantix will help monitor emerging technology trends and work directly with faculty on forthcoming research and recruitment efforts.

•

Team: In order to expand its product development and sales effort, Semantix added more than 100 new team members since December 31, 2021, with total company headcount exceeding 650 employees globally as of June 30, 2022.

•	Global expansion: In June 2022, Semantix opened a new office in Miami, Florida to accelerate its expansion plans in the US.

First Half of 2022 Financial Results Highlights

(In BRL million, except for percentages)

	As of and for the six months ended June 30,
	2022	2021	Y/Y Change
Net Revenue	R$86	R$95	(10%)
Gross Profit	R$28	R$39	(28%)
Gross Margin	32%	41%	-8 p.p.
Adjusted EBITDA[1]	(R$36)	(R$4)	—
Adjusted EBITDA Margin[2]	(42%)	(5%)	—
Cash and Cash Equivalents	R$49	R$52[3]	(6%)

Financial Outlook

Based on current market conditions and management expectations, and subject to a variety of factors described below, Semantix expects total net revenues for 2022 to be in the range of R$262 million to R$290 million.

Historically, Semantix has received a higher volume of orders from new and existing customers during the second half of the year and, in particular, in the fourth quarter of each year. The Company believes that this results from the procurement, budgeting, and deployment cycles of many of its customers, particularly its large enterprise customers.

[1]	Reconciliation of Adjusted EBITDA can be found in tables below.
[2]	Reconciliation of Adjusted EBITDA margin can be found in tables below.
[3]	As of December 31, 2021.

First Half of 2022 Results Conference Call

Semantix will host a conference call tomorrow, September 1, 2022, at 8:30 a.m. Eastern Time to discuss its financial results and financial outlook. The conference call will be webcast live on Semantix’s Investor Relations website at ir.semantix.ai/news-events/events. Parties interested in participating via telephone may register using this online form. Upon registration, all telephone participants will receive the dial-in number along with a unique PIN number that can be used to access the call. A replay of the conference call webcast will be archived on Semantix’s Investor Relations website for at least 30 days.

Forward-Looking Statements

This press release and the earnings call referencing this press release contain forward-looking statements and forward-looking information within the meaning of applicable United States securities legislation that involve substantial risks and uncertainties (collectively herein referred to as “forward-looking statements”). All statements other than statements of historical facts contained in this press release and addressed on our earnings call, including statements regarding our future financial position, results of operations, business strategy and plans and objectives of management for future operations, are forward-looking statements. For example, forward-looking statements include, without limitation, statements concerning the following : the growth of Semantix’s business and its ability to realize expected results, including with respect to its net revenue, gross profit, gross margin, EBITDA, EBITDA margin, adjusted EBITDA and adjusted EBITDA margin; the viability of its growth strategy, including with respect to its ability to grow market share in Brazil and internationally, particularly through the expansion of its proprietary SaaS data solutions, grow revenue from existing customers, and consummate and achieve expected benefits through acquisitions; opportunities, trends and developments in the data industry, including with respect to future financial performance in the industry; the size of Semantix’s total addressable market; macroeconomic and geopolitical factors, including the outcome and consequences of the 2022 presidential elections in Brazil. In some cases, you can identify forward looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” “trend” or other similar expressions (or the negative versions of such words or expressions).

Such forward-looking statements are based on the current expectations of our management and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements and could adversely affect the outcome and financial effects of the plans and events described herein. In addition, even if the outcome and financial effects of the plans and events described herein are consistent with the forward-looking statements contained in this press release and the earnings call referencing this press release, those results or developments may not be indicative of results or developments in subsequent periods. Although Semantix has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking information contained in this press release and the earnings call referencing this press release are based on current estimates, assumptions, expectations and projections, including with respect to the management’s expectations regarding Semantix’s growth based on historical financial results and anticipated commercial developments, the anticipated success of current strategies for market penetration in Brazil and globally in light of competition from existing market participants and the emergence of competitors in the future, management’s expectations with respect to the development of technology and other proprietary intellectual property by Semantix based on existing technological realities and strategies with respect to intellectual property development, management’s expectations regarding the likelihood Semantix will be able to enter into commercial arrangements with relevant third-parties and customers, Semantix’s ability to maintain adequate margins based on financial metrics available to management, the ability of Semantix to finance its ongoing capital needs, the continued involvement of Semantix’s management in Semantix’s operations and the ability of Semantix to attract and retain talent in the future, which are based on the information available as of the date of this press release, and, while considered reasonable by

Semantix, are inherently uncertain. Historical statements contained in this document regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. In this regard, certain financial information contained herein has been extracted from, or based upon, information available in the public domain and/or provided by Semantix. In particular, historical results should not be taken as a representation that such trends will be replicated in the future. No statement in this document is intended to be nor may be construed as a profit forecast.

Nothing in this this press release and the earnings call referencing this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this this press release and the earnings call referencing this press release, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein.

This press release also contains certain financial forecast information of Semantix. Such financial forecast information constitutes forward-looking information and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties. Actual results may differ materially from the results contemplated by the financial forecast information contained in this press release, and the inclusion of such information in this press release should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. You must make your own determinations as to the reasonableness of these projections, estimates, goals, trends and other statements and should also note that if one or more estimates change, or one or more assumptions are not met, or one or more unexpected events occur, the performance and results set forth in such projections, estimates, goals, trends and other statements may not be achieved. We can give no assurance as to future operations, performance, results or events.

WE DO NOT UNDERTAKE ANY OBLIGATION AND EXPRESSLY DISCLAIM ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, ANY FINANCIAL FORECASTS CONTAINED HEREIN TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FORECASTS. HOWEVER, WE MAY ELECT TO UPDATE OUR BUSINESS OUTLOOK AT ANY TIME FOR ANY REASON.

Non-GAAP Financial Measures

This press release includes certain non-IFRS financial measures (including on a forward-looking basis) and industry metrics such as EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, and annual recurring revenue. These measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. Semantix believes that these measures (including on a forward-looking basis) provide useful supplemental information to investors about Semantix, particularly as they exclude the impacts of certain events that we believe are isolated in nature incurred as part of our recent expansion and, therefore, not reflective of our underlying results. Semantix’s management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. Semantix’s management uses forward-looking non-IFRS measures to evaluate Semantix’s projected financials and operating performance. However, there are a number of limitations related to the use of these measures, including that they exclude significant expenses that are required by IFRS to be recorded in Semantix’s financial statements, including certain research expenses, provisions, expenses related to our stock option plans and other expenses related to our expansion, including our recently-completed business combination and other acquisitions . In addition, other companies may calculate non-IFRS measures or industry metrics differently or may use other measures to calculate their financial performance, and therefore, Semantix’s non-IFRS measures and industry metrics may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward-looking non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward-looking non-IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations.

Other Business Metrics

Proprietary SaaS and Resale of Third-party Software: Proprietary SaaS consists of Semantix’s data platform software, while Resale of third-party Software consists of the resale of licenses from third-party data platform software providers.

Customers with Trailing 12-Month Revenue Greater than US$1 Million: Large customer relationships lead to scale and operating leverage in our business model. Compared with smaller customers, large customers present a greater opportunity for us to sell additional capacity because they have larger budgets, and a wider range of potential use cases. As a measure of our ability to scale with our customers and attract large enterprises, we count the number of customers that contributed more than US$1 million in revenues in the trailing 12 months, considering the Brazilian real to US Dollar exchange rate as of June 30, 2022. Our customer count is subject to adjustments for acquisitions, consolidations, spin-offs, and other market activity.

Proprietary SaaS ARR: This metric is intended to measure the value of the contracted recurring revenue components of our proprietary SaaS term subscriptions normalized to a one-year period. We measure Proprietary SaaS ARR as the total gross revenue we expect to receive from our proprietary SaaS customers over the following 12 months based on contractual commitments, assuming no increases or reductions in their subscriptions or usage.

About Semantix

Semantix is Latin America’s first fully integrated data software platform. Semantix has more than 300 clients with operations in approximately 15 countries using Semantix’s software and services to enhance their businesses. The company was founded in 2010 by CEO Leonardo Santos. For more information, visit www.semantix.ai.

Semantix Tecnologia em Sistema de Informação S.A.

Unaudited Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

(in BRL thousands)

	For the Six Months Ended June 30,
	2022	2021 (restated)	Δ	%
Revenues	85.542	95.110	(9.568)	-10%
Cost of sales	(57.793)	(56.475)	(1.318)	2%

Gross profit	27.749	38.635	(10.886)	-28%
Operating expenses
Sales and marketing expenses	(24.830)	(15.720)	(9.110)	58%
General and administrative expenses	(58.327)	(23.217)	(35.110)	151%
Research and development	(20.565)	(12.639)	(7.926)	63%
Other expenses	(1.171)	(8.209)	7.038	-86%

Operating loss	(77.144)	(21.150)	(55.994)	265%

Financial income	6.630	2.441	4.189	172%
Financial expenses	(19.208)	(8.927)	(10.281)	115%

Net financial results	(12.578)	(6.486)	(6.092)	94%

Loss before income tax	(89.722)	(27.636)	(62.086)	225%
Income tax	3.572	4.562	(990)	-22%

Loss for the period	(86.150)	(23.074)	(63.076)	273%

Net loss attributed to:
Controlling interests	(86.187)	(23.217)	(62.970)	271%
Non-controlling interests	37	143	(106)	-74%

Semantix Tecnologia em Sistema de Informação S.A.

Unaudited Interim Condensed Consolidated Statement of Cash Flows

(in BRL thousands)

	June 30, 2022	June 30, 2021 (restated)	Δ	%
Cash flows from operating activities
Loss for the period	(86.150)	(23.074)	(63.076)	273%
Adjustments for:
Depreciation and amortization	7.471	2.925	4.546	155%
Deferred income tax	(3.683)	(4.477)	794	-18%
Onerous contract provision	(477)	7.746	(8.223)	-106%
Fair value adjustment of derivatives financial instruments	1.586	2.648	(1.062)	-40%
Share based payment	2.292	2.305	(13)	-1%
Loss allowance	484	8.630	(8.146)	-94%
Provision for contingencies	774	4.428	(3.654)	-83%
Interest expense	14.979	2.189	12.790	584%
Write off of creditor invoice	(4.301)	—	(4.301)	—

Adjusted profit (loss) for the period	(67.025)	3.320	(70.345)	—

Change in operating assets and liabilities
Trade receivables	(14.340)	(37.944)	23.604	-62%
Recoverable taxes	(1.040)	(1.294)	254	-20%
Prepaid expenses and other assets	(11.913)	(6.416)	(5.497)	86%
Account payables and accrued expenses	19.507	12.279	7.228	59%
Taxes payable	1.083	(1.081)	2.164	—
Other liabilities	(2.753)	377	(3.130)	—

Cash used in operations	(76.481)	(30.759)	(45.722)	149%

Interest paid	(11.815)	(518)	(11.297)	2181%

Net cash outflow from operating activities	(88.296)	(31.277)	(57.019)	182%

Cash flows from investment activities
Purchase and development of intangible assets	(14.652)	(8.867)	(5.785)	65%
Acquisitions of property and equipment	(319)	(281)	(38)	14%

Net cash outflow from investment activities	(14.971)	(9.148)	(5.823)	64%

Cash flows from financing activities
Proceeds from exercise of stock options	276	—	276	—
Loans obtained	122.016	105.196	16.820	16%
Proceeds from non-controlling interest	(148)	5.016	(5.164)	—
Payments of acquisition of subsidiaries	—	(3.767)	3.767	—
Payment of loans and financing	(21.210)	(2.069)	(19.141)	925%
Principal elements of lease payments	(535)	(931)	396	-43%

Net cash inflow from financing activities	100.399	103.445	(3.046)	-3%

Increase/(decrease) in cash and cash equivalents	(2.868)	63.020	(65.888)	—

Cash and cash equivalents at the beginning of the period	52.149	25.936	26.213	101%
Cash and cash equivalents at the end of the period	48.881	90.559	(41.678)	-46%
Exchange rate effect	(400)	1.603	(2.003)	-125%

Increase/(decrease) in cash and cash equivalents	(2.868)	63.020	(9.170)	-146%

Other receivables related to the sale of non-controlling interest	—	5.016	(5.016)	—

Semantix Tecnologia em Sistema de Informação S.A.

Unaudited Interim Condensed Consolidated Statement of Financial Position

(in BRL thousands)

	June 30, 2022	December 31, 2021	Δ	%
ASSETS
Current assets
Cash and cash equivalents	48.881	52.149	(3.268)	-6%
Trade receivables and other, net	50.381	36.525	13.856	38%
Tax receivables	6.033	4.993	1.040	21%
Prepaid expenses and other assets	29.928	18.019	11.909	66%

Total current assets	135.223	111.686	23.537	21%

Non-current assets
PP&E, Intangible and right of use asset	88.659	81.159	7.500	9%
Deferred tax asset	14.790	11.698	3.092	26%
Derivatives financial instruments	1.603	1.308	295	23%
Prepaid expenses and other assets	588	584	4	1%

Total non-current assets	105.640	94.749	10.891	11%

Total assets	240.863	206.435	34.428	17%

LIABILITIES
Current liabilities
Loans and borrowings	115.439	44.060	71.379	162%
Trade and other payables	93.595	78.389	15.206	19%
Lease liabilities and other liabilities	12.549	15.722	(3.173)	-20%
Taxes payable	4.942	3.859	1.083	28%

Total current liabilities	226.525	142.030	84.495	59%

Non-current liabilities
Loans and borrowings	135.125	102.534	32.591	32%
Lease liabilities and other liabilities	18.919	18.737	182	1%
Derivatives financial instruments	5.776	—	5.776	—
Deferred income tax	6.438	7.029	(591)	-8%

Total non-current liabilities	166.258	128.300	37.958	30%

Total liabilities	392.783	270.330	122.453	45%

EQUITY
Share capital	55.818	55.818	—	0%
Capital reserves	18.567	15.999	2.568	16%
Other comprehensive income	(5.317)	(1.022)	(4.295)	420%
Accumulated loss	(226.664)	(140.477)	(86.187)	61%

	(157.596)	(69.682)	(87.914)	126%

Non-controlling interests	5.676	5.787	(111)	-2%

Total equity	(151.920)	(63.895)	(88.025)	138%

Semantix Tecnologia em Sistema de Informação S.A.

GAAP to Non-GAAP Adjusted EBITDA and Adjusted EBITDA Margin Reconciliations

(in BRL thousands)

	For the Six Months Ended June 30,
	2022	2021 (restated)

Loss for the period	(86.150)	(23.074)
(+/-) Net interest income (expenses)	11.737	2.306
(+/-) Income tax	(3.572)	(4.562)
(+) Depreciation and amortization	7.471	2.925

EBITDA	(70.514)	(22.405)

(+) Data platform relaunch research expenses(1)	—	1.054

(+) Stock option expenses(2)	2.907	6.732

(+) Transaction expenses(3)	31.408	—
(+) Earn-out payment expenses(4)	—	2.429
(+) Onerous contract provision expenses(5)	—	7.745

Adjusted EBITDA (A)	(36.199)	(4.445)

Net Revenues (B)	85.542	95.110

Adjusted EBITDA Margin (A)/(B)	-42%	-5%

(1)

Consists of isolated research expenses incurred in connection with the recent redesign and relaunch of Semantix’s proprietary data platform with the purpose of enhancing its functionality arising in relation to a single contract with a single supplier over a three-year period starting in 2019 and, following the relaunch of its data platform, which Semantix does not expect to incur on an ongoing basis.

(2)

Consists of expenses related to stock option grants under the 2021 Plan and a stock option plan adopted by Semantix in 2020, including payroll expenses in the amounts of R$0.6 million and R$4.4 million for the six months ended June 30, 2022 and 2021, respectively.

(3)

Consists of concentrated expenses of an extraordinary nature related to third-party advisory and support services incurred in connection with the Business Combination that are not expected to be ongoing.

(4)	Consists of expenses related to earn-out payment to the former shareholders of LinkAPI.
(5)

Consists of non-cash expenses recorded under provisions relating to the early termination by a single client of a three-year contract to purchase third-party software in the early phases of Semantix’s U.S. operations, with such amount corresponding to Semantix’s ongoing payment obligations under an onerous contract with the third-party software supplier despite the early termination of the resale contract by Semantix’s client.

Investor Contact

Marcela Bretas

Chief Strategy Officer & IRO

ir@semantix.ai

Press Contact

Marisa Travaglin

Marketing Director

semantix@rpmacomunicacao.com.br